Exhibit 99.1

NewsRelease

TransCanada Awarded Contract to Build US$500 Million Natural Gas
Tuxpan-Tula Pipeline in Mexico

MEXICO CITY, Mexico and CALGARY, Alberta, Canada – November 11, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that it has been chosen to build, own and operate the Tuxpan-Tula Pipeline in Mexico.  Construction of the pipeline is supported by a 25-year natural gas transportation service contract with the Comisión Federal de Electricidad (CFE), Mexico’s state owned power company.

"The Tuxpan-Tula Pipeline demonstrates our continued commitment to developing Mexico’s energy infrastructure to meet the need for increased natural gas supply,” said Russ Girling, TransCanada’s president and chief executive officer.

TransCanada expects to invest approximately US$500 million in the 36-inch diameter pipeline and anticipates an in-service date in the fourth quarter of 2017.  The pipeline will be approximately 250 kilometres (155 miles) long and have contracted capacity of 886 million cubic feet a day (MMcf/d).

The pipeline will originate in Tuxpan in the state of Veracruz and extend through the states of Puebla and Hidalgo, supplying natural gas to CFE combined-cycle power generating facilities in each of those jurisdictions as well as to the central and western regions of Mexico.The pipeline will serve new power generation facilities as well as those currently operating with fuel oil which will be converted to use natural gas as their base fuel.  Construction is expected to start in 2016.

The Tuxpan Tula Pipeline will complement TransCanada’s business in Mexico.  Today, TransCanada also owns and operates the Tamazunchale and Guadalajara pipeline systems and is completing construction of the Topolobampo and Mazatlán pipelines.  By 2018, with the Tuxpan-Tula Pipeline, TransCanada will have five major pipeline systems, with approximately US$3 billion invested in Mexico.  We will continue to pursue additional opportunities for new energy infrastructure projects in Mexico going forward.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 2, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522